June 24, 2010

Dividend Announcement

Dear Shareholder:

At the Annual Shareholder's Meeting in May of this year, I discussed the present economic conditions and the potential changes in regulatory guidance with respect to bank capital. Both of these factors, and our own priority of keeping the bank strong, have increased the need for LANB and TCC to maintain our capital position. As a result of these pressures, TCC's Board of Directors voted not to pay a common dividend for the first six months of 2010. The Board and Management cannot predict whether any dividends will be declared in December.

As you may be aware, Congress is in the midst of reconciling versions of its Regulatory Reform bills. Some of the provisions that are being discussed could have significant impact upon TCC's capital and the cost of raising future capital. In addition to the regulatory uncertainties, TCC and LANB faced challenging conditions in 2009 which continue today.

Over the last eighteen months, LANB experienced higher than normal levels of non-performing loans and associated loan losses. These levels, along with the continuing weak condition of the economy, dictate that LANB and TCC retain as much capital as possible. LANB and TCC continue to be healthy. Both have significantly higher levels of capital than required for "well-capitalized" status under applicable regulations. In addition, LANB and TCC have high levels of liquidity. The local markets are beginning to stabilize and, in some cases, improve. Non-performing asset levels are starting to level off and decline.

I understand that TCC's non-payment of a dividend may impose a hardship upon our shareholders; however, it is the firm belief of Management and the Board that it is a necessary step at this time. The Board of Directors and I appreciate your support and welcome your comments and questions anytime. You may contact me at (505) 662-1030 or bill@lanb.com.

Sincerely,

Bill Enloe
President and Chief Executive Officer